Exhibit 99.1

Aeterna Zentaris Inc.
315 Sigma Drive, Suite 302D	Press Release
Charleston, SC 29486	For immediate release
www.aezsinc.com

Aeterna Zentaris Announces US$7,560,000 Registered Direct Offering of Common Shares and Warrants

Charleston, South Carolina, October 27, 2016 — Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”) today announced that it is raising US$7,560,000 in gross proceeds in a registered direct offering to a single healthcare dedicated institutional investor in the United States (the “Offering”) consisting of an aggregate of 2,100,000 units (the “Units”). Each Unit consists of one common share and 0.45 of a warrant to purchase one common share, at a purchase price of US$3.60 per Unit.

The warrants will have an exercise price of US$4.70 per share. They will be exercisable six months after their date of issuance and will expire three years after their date of issuance. The warrants do not contain any price or other adjustment provision, except for customary adjustment provisions that apply in the event of certain corporate events or transactions that affect all outstanding common shares. The warrants may at any time be exercised on a “net” or “cashless” basis in accordance with a customary formula. In addition, in the event the volume weighted average price of the Company’s common shares on the NASDAQ Capital Market attains or exceeds US$10.00 during 10 consecutive trading days, the Company will have the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from the Company. The warrants will not be listed on any stock exchange.

In addition, if the investor’s purchase of Units in the Offering would result in it beneficially owning more than the initial beneficial ownership limitation to be included in the warrants following the consummation of the Offering, the investor will have the opportunity to acquire Units with pre-funded warrants substituted for any common shares it would have otherwise acquired over the initial beneficial ownership limitation, paying the same price of US$3.60 per Unit.

The Offering is expected to close on or about November 1, 2016, subject to customary closing conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approvals of the NASDAQ Capital Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”).

Net proceeds from the Offering are expected to be approximately US$6,600,000, after deducting placement agency fees and other expenses related to the Offering. The Company intends to use the net proceeds from the Offering to fund the preparation and submission of New Drug Applications for Macrilen™ and Zoptrex™, if the results of its ongoing clinical trials of such products warrant doing so, for general corporate and working capital purposes and to fund negative cash flow.

Maxim Group LLC is acting as the exclusive placement agent for the Offering. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and Aegis Capital Corp. are acting as financial advisors to the Company in connection with the Offering.

The Offering is being conducted pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”), its corresponding Canadian base shelf prospectus and an exemption from the Autorité des marches financiers permitting the Company to offer common shares, warrants and such other securities specified therein in the United States. The proposed Offering will be made only by means of a prospectus supplement and the accompanying short form base shelf prospectus. When available, copies of the prospectus supplement and the accompanying short form base shelf prospectus may be obtained upon request by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, (212) 895-3745. Electronic copies of the prospectus supplement and the accompanying short form base shelf prospectus will also be available free of charge at www.sedar.com and at www.sec.gov.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. We are now conducting Phase 3 studies of two internally developed compounds: Macrilen™ and Zoptrex™. The focus of our business development efforts is the acquisition or license of products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.

Contact:

Aeterna Zentaris Inc.
Philip A. Theodore, Senior Vice President
IR@aezsinc.com
843-900-3223